Exhibit 99.1

PARAGON SHIPPING INC. ANNOUNCES A PUBLIC OFFERING OF

SENIOR NOTES DUE 2021

ATHENS, Greece (August 5, 2014) – Paragon Shipping Inc. (NASDAQ:PRGN) (“Paragon Shipping” or the “Company”) announced today that it intends to offer senior unsecured notes due 2021 (the “Notes”) pursuant to its effective shelf registration statement. The Company expects to use the net proceeds of the offering to repay outstanding indebtedness and for general corporate purposes. In connection with this offering, the Company intends to file an application to list the Notes on the New York Stock Exchange. The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Deutsche Bank Securities and Jefferies LLC will act as joint book-running managers for the offering. Maxim Group LLC and MLV & Co. will act as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Deutsche Bank Securities Inc., Attn: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or prospectus.cpdg@db.com or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 2nd Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the Notes was filed with the SEC and is effective. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

Cautionary Note Regarding Forward Looking Statements

Certain of the statements made in this press release are “forward-looking statements” as defined by U.S. federal securities laws, such as those, among others, relating to the Company’s expectations regarding the completion of the proposed public offering and use of proceeds of the proposed public offering. All forward-looking statements involve risks and uncertainties. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering and other risks set forth in the prospectus for the offering described herein. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contact Information

Paragon Shipping Inc.

ir@paragonship.com

Allen & Caron Inc.

Rudy Barrio (Investors)

r.barrio@allencaron.com

(212) 691-8087

Len Hall (Media)

len@allencaron.com

(949) 474-4300